Scage Future

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ms. Erin Donahue

January 28, 2026

Re:	Scage Future
Registration Statement on Form F-1 (File No. 333-292840)
Filed January 20, 2026

Dear Ms. Donahue:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Scage Future hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:00 p.m. ET on January 30, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Chao Gao
Name:	Chao Gao
Title:	Director and chief executive officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC